UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

DIRECT INSITE CORP.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

25457C 20 7
(CUSIP Number)

Craig W. Thomas
S.A.V.E. Partners III, LLC
500 West Putnam Avenue
Greenwich, CT 06830
(203) 542-7330
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With copies to:

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25457C 20 7

1	NAME OF REPORTING PERSON S.A.V.E. Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 585,348 (see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 585,348 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 585,348 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (see Item 5)
14	TYPE OF REPORTING PERSON 00 (Limited Liability Company)

CUSIP NO. 25457C 20 7

1	NAME OF REPORTING PERSON Craig W. Thomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 585,348 (see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 585,348 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 585,348 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25457C 20 7

1	NAME OF REPORTING PERSON Bradley M. Tirpak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 585,348 (see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 585,348 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 585,348 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25457C 20 7

Introduction

The following constitutes Amendment No. 4 to Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

This Amendment No. 4 is being filed jointly by S.A.V.E. Partners III, LLC, a Delaware limited liability company (“SAVE”), Craig W. Thomas and Bradley M. Tirpak (collectively referred to herein as the “Reporting Persons”).

Because of the activities of the Reporting Persons with Metropolitan Venture Partners II, L.P. (“MetVP II”) and certain of its affiliates (collectively, the “MetVP Group”) referred to in Item 4 and the agreement with the Reporting Persons referred to below, the Reporting Persons could be deemed to constitute a “group” with the MetVP Group within the meaning of Rule 13d-4 under the Exchange Act.  Reference is made to the Schedule 13D filed by MetVP II, Metropolitan Venture Partners (Advisors), L.P. (“MetVP Advisors”), Metropolitan Venture Partners Corp. (“MetVP Corp.”), Tall Oaks Group LLC (“Tall Oaks”), Lawrence D. Hite and Michael Levin with the Securities and Exchange Commission on March 11, 2011, as it may be amended from time to time (the “MetVP Group Schedule 13D”), for information concerning the interests of such parties in respect of the common stock of Direct Insite Corp.  Nothing contained herein shall be deemed to be an admission by the Reporting Persons that they constitute a group with the MetVP Group.

Because of the agreement of the Reporting Persons with Thomas C. Lund and Carol A. Lund referred to in Item 6 below and related discussions with Mr. Lund, the Reporting Persons could be deemed to constitute a “group” with Mr. Lund meaning of Rule 13d-4 under the Exchange Act. Reference is made to the Schedule 13D filed by Mr. Lund with the SEC on June 15, 2007, as amended from time to time, for information concerning the interests of Mr. and Mrs. Lund in respect of the common stock of Direct Insite Corp. Nothing contained herein shall be deemed to be an admission by the Reporting Persons that they constitute a group with Mr. Lund and Mrs. Lund.

Item 4.	Purpose of Transaction.

Item is hereby amended by adding the following:

On April 28, 2011, the Reporting Persons and the Issuer, together with MetVP II, MetVP Advisors, MetVP Corp., Tall Oaks, Lawrence D. Hite, Michael Levin, John J. Murabito, Philip Summe, Thomas C. Lund, Carol A. Lund and James A. Cannavino, entered into an agreement (the “Agreement”).  Pursuant to the terms of the Agreement, the Issuer agreed to, among other things, (a) increase the size of the Board of Directors (the “Board’”) to six directors, such that a vacancy will exist in Class I of the Board; (b) nominate for election at the Annual Meeting (as defined in the Agreement) each of the Recommended Nominees (as defined in the Agreement) and James Cannavino; (c) recommend that the Company’s stockholders vote in favor of such slate; (d) amend its Proxy Statement and related proxy card to reflect such nominations and recommendations; (e) use its reasonable best efforts to solicit proxies in favor of the election of such slate, including voting all shares of Common Stock represented by proxies received pursuant to the amended definitive proxy statement and proxy card in connection with the Annual Meeting in favor of such individuals (except for any proxy that specifically indicates that such authority is withheld) and against any proposal inconsistent with the Agreement that may be raised at the Annual Meeting; and (f) not cancel or adjourn, nor propose any other matter to be voted upon at, the Annual Meeting.

In addition, the Issuer agreed not to, until after the Annual Meeting, (a) increase the size of the Board to more than six directors; (b) change any provisions, other than in a manner that is consistent with the terms of the Agreement, of the Issuer’s Bylaws or Certificate of Incorporation; (c) otherwise amend any charters or policies of the Board or committees of the Board in a manner that would be inconsistent with the terms of the Agreement or adverse to the stockholders of the Issuer; or (d) conduct its business other than in the ordinary course consistent with past practice.  In addition, except as provided in the amended employment agreement of Mr. Cannavino, as approved by the Board on April 26, 2011, and except with respect to certain persons other than officers and directors of the Issuer as would be immaterial in amount and significance to the Issuer, the Issuer agreed that it would not, without the written consent of the MetVP II, MetVP Advisors, MetVP Corp. and SAVE (a) enter into any employment or consulting agreements, (b) make any changes or amendments to any currently existing employment or consulting agreements, (c) make or commit to make any grants of bonuses, equity, options or cash or any other form of additional compensation, other than base salary, or (d) increase the base salary of any person.

CUSIP NO. 25457C 20 7

Pursuant to the Agreement, MetVP II, MetVP Advisors, MetVP Corp. and SAVE have agreed, conditioned upon certain compliance by the Issuer with the Agreement, to, among other things, (a) withdraw the Section 220 Demand, (b) not file any proxy materials contrary to the Issuer’s proxy materials with respect to the Annual Meeting and (c) vote, together with certain other parties to the Agreement, all of their shares of Common Stock in favor of the slate of directors as described above at the Annual Meeting.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by adding the following:

On April 22, 2011, the Reporting Persons, MetVP II, MetVP Advisors, MetVP Corp., Tall Oaks, Mr. Levin, Mr. Hite and Mr. Lund entered into a Voting and Joint Solicitation Agreement (the “Voting Agreement”).  Among other things, the Voting Agreement provides that the parties thereto will work in good faith to elect the nominees identified in Item 4 and to take such other action as they deem advisable or necessary to achieve such election.  In addition, the Voting Agreement provides that each of the parties thereto will vote or cause to be voted all shares of the Company he or it directly and beneficially owns in favor of the nominees.  The Voting Agreement will terminate on the earlier to occur of December 31, 2011 and the election of the nominees, unless earlier terminated in writing by the parties thereto. A copy of the Voting Agreement is filed as an exhibit to this Schedule 13D.

The Reporting Persons, MetVP II, MetVP Advisors, MetVP Corp. Tall Oaks, Mr. Levin, Mr. Hite, Mr. Lund and Mrs. Lund entered into a First Amendment to the Voting and Joint Solicitation Agreement, dated as of April 22, 2011 (the “First Amendment to the Voting Agreement”), which, among other things, added Mrs. Lund as a party thereto.  A copy of the First Amendment to the Voting Agreement is filed as an exhibit to this Schedule 13D.

On April 28, 2011, the Reporting Persons and the Issuer, together with MetVP II, MetVP Advisors, MetVP Corp., Tall Oaks, Lawrence D. Hite, Michael Levin, John J. Murabito, Philip Summe, Thomas C. Lund, Carol A. Lund and James A. Cannavino, entered into the Agreement defined and described in Item 4 above and filed as an exhibit hereto.

Item 7.	Material to be Filed as Exhibits.

The following document is filed as an exhibit:

Exhibit 99.2	Voting and Joint Solicitation Agreement dated as of April 22, 2011 by and among the MetVP II, MetVP Advisors, MetVP Corp., Tall Oaks, Mr. Levin, Mr. Hite, SAVE, Mr. Thomas, Mr. Tirpak and Mr. Lund.

Exhibit 99.3
First Amendment to Voting and Joint Solicitation Agreement dated as of April 22, 2011 by and among the MetVP II, MetVP Advisors, MetVP Corp., Tall Oaks, Mr. Levin, Mr. Hite, SAVE, Mr. Thomas, Mr. Tirpak, Mr. Lund and Mrs. Lund.

Exhibit 99.4
Agreement, dated as of April 28, 2011 by and among the MetVP II, MetVP Advisors, MetVP Corp., Mr. Levin, Tall Oaks, Mr. Hite, the Reporting Persons, Mr. Murabito, Mr. Summe, Mr. Lund, Mrs. Lund, Mr. Cannavino and the Issuer (incorporated by reference to Exhibit 10 to the Current Report on Form 8-K filed by the Issuer on April 29, 2011).

CUSIP NO. 25457C 20 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to S.A.V.E. Partners III, LLC is true, complete and correct.

Dated: April 29, 2011

S.A.V.E. PARTNERS III, LLC

/s/ Craig W. Thomas
Name: Craig W. Thomas
Title: Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2011

/s/ Craig W. Thomas
Craig W. Thomas

/s/ Bradley M. Tirpak
Bradley M. Tirpak